NINE MONTHS ENDED DECEMBER 31, 2010

MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1 Date

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements of Amarc Resources Ltd. ("Amarc", or the "Company") for the period ended December 31, 2010 and the audited consolidated financial statements for the year ended March 31, 2010, which are publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of February 22, 2011.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

Amarc is focused on mineral exploration in south-central British Columbia ("BC"). Its aim is the discovery and development of bulk-tonnage gold or gold-copper deposits with the potential to deliver value to the Company.

In order to achieve its objective, the Company has assembled a capable and experienced mineral exploration team.

Through its property evaluation efforts, Amarc acquired by option agreement, the Newton gold-copper property located in south-central BC. The Company has successfully completed a Phase 2 drill program at the Newton property following on from the Phase 1 discovery drilling completed in 2010. In addition, Amarc holds, a 100% interest in extensive claim holdings covering the Plateau Gold-Copper Belt, located south and north from the Newton property.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Figure 1. Location of Amarc's Newton property and Plateau Gold-Copper Belt

The Newton Property

The Newton property is located approximately 110 kilometres southwest of the City of Williams Lake, BC (see Figure 1). Core drilling by previous operators at Newton tested for porphyry-style copper mineralization which in general returned low grade copper results. However, four drill holes (06-12, 06-03, 92-04 and 06-11), positioned in the easternmost part of the area drilled, intercepted 105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold), 95 metres at 0.51 g/t Au, 60 meters of 0.69 g/t gold and 46 meters of 0.54 g/t gold, respectively. Holes 06-12 and 06-03 also bottomed in mineralization. Geological interpretation by Amarc suggests the presence of a bulk-tonnage gold environment.

The most intensively developed mineralization includes disseminated sulphides, and appears to be preferentially localized within pervasively altered volcaniclastic and epiclastic rock units. These host rocks are characterized by both a high permeability and wide geographic distribution – a permissive environment for bulk-tonnage style mineralization.

An initial 14-hole Phase 1 diamond drill program completed by Amarc in 2010 returned broad continuous intervals of bulk-tonnage style gold and silver mineralization. Significant assay results from Phase 1 drill hole sampling are tabulated below.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

NEWTON PROJECT
ASSAY RESULTS FROM 14-HOLE, PHASE 1 DRILL PROGRAM

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
9001		3.0	39.0	36.0	118	0.60	0.9	0.62
		228.0	297.0	69.0	226	1.41	10.9	1.59
	incl.	233.1	234.0	0.9	3	11.19	22.2	11.56
	incl.	252.8	297.0	44.2	145	1.74	15.9	2.00
		441.0	477.0	36.0	118	0.34	0.6	0.35
9002		222.0	255.2	33.2	109	0.96	2.8	1.01
	incl.	234.0	252.0	18.0	59	1.10	3.3	1.15
9003		3.0	224.5	221.5	727	0.60	5.6	0.69
	incl.	18.0	39.0	21.0	69	0.71	2.3	0.75
	incl.	96.0	224.5	128.5	421	0.84	8.9	0.99
	and	156.0	198.0	42.0	138	1.25	16.8	1.53
9004		6.0	195.0	189.0	620	1.56	7.9	1.69
	incl.	54.0	195.0	141.0	463	2.01	10.0	2.17
	and	96.0	195.0	99.0	325	2.76	12.2	2.96
	and	126.0	195.0	69.0	226	3.79	9.1	3.94
	and	129.0	132.0	3.0	10	13.47	14.4	13.71
	and	168.9	195.0	26.1	86	5.54	12.5	5.75
9005		12.0	27.0	15.0	49	0.32	1.4	0.34
		41.0	54.0	13.0	43	0.44	4.4	0.51
		76.0	163.2	87.2	286	0.50	7.1	0.62
	incl.	88.0	89.0	1.0	3	16.56	221.6	20.25
		279.0	303.0	24.0	79	0.34	0.8	0.35
9006		9.0	306.5	297.5	976	0.26	2.3	0.29
	incl.	78.0	192.2	114.2	375	0.32	3.7	0.38
	incl.	264.0	306.5	42.5	139	0.43	0.6	0.43
9007		48.0	252.0	204.0	669	0.33	4.5	0.41
	incl.	48.0	66.0	18.0	59	0.49	1.9	0.52
	incl.	135.0	216.0	81.0	266	0.46	8.0	0.59
	and	183.0	216.0	33.0	108	0.62	13.4	0.84
9008		18.0	42.0	24.0	79	0.44	6.4	0.55
		123.7	129.0	5.3	17	0.44	8.0	0.58
9009		15.0	147.9	132.9	436	0.25	5.9	0.35
	incl.	66.0	114.0	48.0	158	0.36	6.3	0.47
9010		35.4	189.0	153.6	504	0.29	3.0	0.34
	incl.	35.4	69.0	33.6	110	0.52	3.2	0.58
9011		83.4	207.0	123.6	406	0.44	2.3	0.47
	incl.	149.0	207.0	58.0	190	0.60	2.4	0.64
	and	186.0	207.0	21.0	69	1.13	2.9	1.18
9012		No reportable intercepts
9013		No reportable intercepts
9014		72.0	210.0	138.0	453	0.74	4.2	0.81
	incl.	147.0	210.0	63.0	207	1.17	6.8	1.28
	and	168.0	207.0	39.0	128	1.45	6.5	1.56
	and	204.0	207.0	3.0	10	11.70	50.8	12.55

1.	Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz
Metallurgical recoveries and net smelter returns are assumed to be 100%.
AuEQ = (Au g/t) + (Ag g/tx 0.482/28.94).

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Surface exploration programs completed in 2010 included induced polarization ("IP") geophysical and soil sampling surveys, together with geological mapping. This work defined a significant bulk-tonnage gold target extending over an area of approximately eight square kilometres. The approximately 200 metre by 200 metre area drill-tested by the Phase 1 drill program is located in the southeastern sector of the extensive new anomaly.

The recently completed 28-hole Phase 2 core drilling program executed a series of widely spaced, exploration-style drill holes to test the extensive mineralised system and the Phase 1 drill zone. Significant assay results from Phase 1 drill hole sampling are tabulated below.

NEWTON PROJECT
ASSAY RESULTS FROM 28-HOLE, PHASE 2 ASSAY RESULTS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
10015		95.0	134.0	39.0	128	0.35	3.1	0.41
		194.0	230.0	36.0	118	0.43	4.7	0.51
10016		141.0	249.0	108.0	354	0.37	1.5	0.40
	incl.	231.0	249.0	18.0	59	0.57	1.8	0.60
10017		75.0	215.0	140.0	459	0.35	2.3	0.39
	incl.	138.0	168.0	30.0	98	0.52	3.4	0.58
		307.3	311.5	4.3	14	1.13	4.6	1.21
10018		54.0	60.0	6.0	20	0.47	0.8	0.49
		141.0	150.0	9.0	30	0.45	2.6	0.49
10019		321.2	393.0	71.8	236	0.49	1.9	0.52
10020		18.0	156.0	138.0	453	0.46	4.1	0.53
	incl.	63.0	98.7	35.7	117	0.58	2.3	0.62
	incl.	116.8	156.0	39.3	129	0.79	10.5	0.97
	and	116.8	132.0	15.3	50	1.55	5.9	1.65
		294.0	297.0	3.0	10	6.58	1.0	6.59
10021	No reportable intercepts
10022	No reportable intercepts
10023		30.0	39.0	9.0	30	0.46	2.0	0.49
		249.0	288.0	39.0	128	1.21	2.0	1.24
	incl.	249.0	273.0	24.0	79	1.81	1.6	1.84
	and	267.0	273.0	6.0	20	5.15	2.6	5.19
10024	No reportable intercepts
10025	No reportable intercepts
10026		185.0	221.0	36.0	118	0.41	2.7	0.45
10027		75.0	78.0	3.0	10	2.31	0.2	2.31
		102.0	135.0	33.0	108	0.34	6.2	0.44
10028		26.0	65.0	39.0	128	0.14	0.5	0.15
10029		15.0	240.0	225.0	738	0.31	1.0	0.33
	incl.	153.0	189.0	36.0	118	0.80	1.3	0.82
	and	162.0	174.0	12.0	39	1.77	1.2	1.79
10030		18.0	42.0	24.0	79	0.83	0.9	0.85
10031		171.0	183.0	12.0	39	0.89	2.3	0.92
		207.0	210.0	3.0	10	1.11	2.9	1.16
11032	No reportable intercepts
11033		159.0	183.0	24.0	79	0.37	1.3	0.39
11034		9.1	33.0	23.9	78	0.34	3.0	0.39
11036		10.0	31.0	21.0	69	0.25	1.3	0.27
11037	No reportable intercepts

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Drill Hole ID	Incl.	From (m)	To (m)	Int. (m)	Int. (ft)	Au (g/t)	Ag (g/t)	AuEQ[1] (g/t)
11038	No reportable intercepts
11039	Pending
11040		15.4	171.0	155.6	511	0.58	2.9	0.63
	incl.	15.4	42.0	26.6	87	1.12	4.2	1.19
	incl.	69.0	108.0	39.0	128	0.71	3.6	0.77
11041	Pending
11042	Pending
11043	Pending

1.	Gold equivalent calculations use metal prices of Au US$900/oz and Ag US$15/oz

Metallurgical recoveries and net smelter returns are assumed to be 100%.

AuEQ = (Au g/t) + (Ag g/t x 0.482/28.94).

2.	Drill Hole Dips -90 Degrees

3.	Drill Hole 11035 lost, redrilled as hole 11037

Highlights from the Phase 2 drilling include important intercepts in hole 11040 which have established that the Phase 1 discovery potentially extends eastward under shallow cover and remains open to the east.

Follow-up, Phase 3 drilling is planned in 2011 to continue to test and delineate gold mineralization within the Newton bulk-tonnage gold target. Drill permit applications have been submitted to the BC government.

Newton Property Agreement

In August 2009, Amarc entered into an Option and Joint Venture Agreement (the "Newton Agreement") with High Ridge Resources (subsequently renamed New High Ridge Resources and now Newton Gold Corp. ("NGC") on the Newton property. Under the terms of the Newton Agreement, Amarc has the right to earn an 80% interest in the Newton property by making a $60,000 cash payment (paid) and issuing 100,000 Amarc shares (issued) to the underlying owners, funding $240,000 in exploration expenditures on or before December 31, 2009 (completed) and funding an additional $4.7 million in exploration expenditures over seven years from the effective date of the agreement.

The Newton Agreement is subject to an underlying option agreement and accompanying amending agreements with arm's length parties. NGC has acquired a 100% undivided interest in all claims held under the underlying agreement through a series of staged payments, share issuances and exploration expenditures. The claims held under the Newton Agreement are subject to a 2% net smelter royalty, which may be purchased for $2 million. Advance annual royalty payments of $25,000 are required starting in 2011 (paid). On exercise of the option by Amarc, the two parties are to enter into a joint venture agreement.

Amarc has been advised by NGC that NGC believes the definition of the "Property" area in the Newton Agreement implies that the joint venture area should include certain mineral claim areas that Amarc believes belong solely to Amarc as they lie outside the area defined by the term "the Property" in the Newton Agreement. The exact division of the mineral claim areas, into (i) those which are solely Amarc's, and (ii) those in which NGC has an interest through the Newton Agreement as part of the definition of the Property, cannot currently be agreed upon. The target area being drilled by Amarc and the area of the currently identified mineralized zone do not lie within the disputed claim area.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Plateau Gold-Copper Belt

Amarc holds a 100% interest in extensive claim holdings covering the Plateau Gold-Copper Belt located south and north from the Newton property. Public domain information indicates that the region has favourable geology and geochemistry for Newton-style gold deposits and porphyry gold-copper deposits.

Amarc completed in 2010 a 7,000 line-kilometre ZTEM (Z-axis Tipper Electromagnetic system) airborne geophysical survey over the Newton property, other regional anomalies, and the sector of the Plateau Gold-Copper Belt which extends south of the Newton property. The ZTEM technology is an innovative airborne electromagnetic system that provides unparalleled resolution and depth of investigation and can detect conductors more than one kilometre below surface. High-sensitivity magnetometry data is collected concurrently.

The geophysical signatures of the Newton mineralization and other known mineral occurrences in the region have been established, and Amarc is utilizing this comparative data to assist in the definition of previously unrecognized deposit targets within the belt.

Initial field evaluations in 2010, including prospecting, soil geochemical sampling and IP geophysical surveys, were completed on selected targets. These field surveys defined three significant copper-molybdenum multi-element geochemical and coincident IP geophysical anomalies. Permits to drill test all three copper-molybdenum porphyry targets have been received.

The Newton property and the Plateau Gold-Copper Belt are located near the City of Williams Lake, a full service regional centre which is approximately 250 kilometres northeast of Vancouver. The region is characterized by low-lying and gently rolling hills. It is well served by existing transportation and power infrastructure, supporting a number of operating mines and late-stage development projects. These include the Gibraltar copper-molybdenum mine (Proven and Probable Reserves of 472 million tonnes grading 0.315% copper and 0.008% molybdenum, Taseko Mines Limited) that has been in operation since 1973, and the Mount Polley copper-gold mine (Proven and Probable Reserves of 46.2 million tonnes grading 0.34% copper, 0.29 g/t gold and 0.95 g/t Ag, Imperial Metals Corp.) that commenced production in 2008, as well as late-stage development projects – notably the Prosperity gold-copper project (Proven and Probable Reserves of 487 million tonnes grading 0.43 g/t gold and 0.22% copper, Taseko Mines Limited).

Other BC Agreements

The Tulox Property Agreement

The Tulox property is located in the Cariboo region. It covers an area of 54 square kilometres acquired over the period of 2005 to 2007. The Tulox property is underlain by Mesozoic volcanic and sedimentary rocks that have been intruded by Mesozoic intrusive rocks. These rocks are overlain by Cenozoic volcanic and pyroclastic rocks. The Tulox property hosts gold and gold indicator element anomalies, as assessed from geochemical surveys.

In April 2009, Amarc entered into an option agreement with Tulox Resources Inc. ("Tulox", formerly named Sitec Ventures Corp.) on the Tulox Property. Tulox can acquire a 100% interest in the Tulox Property by making a cash payment of $10,000, expending $2,000,000 on the Tulox Property and issuing 2,625,000 common shares over four years. Tulox has made a $10,000 cash payment and issued 525,000 common shares to date. Upon preparation of a Preliminary Assessment or a Prefeasibility Study, Amarc may exercise a one-off Back-In Right to obtain 60% interest in the Tulox Property by completing an additional $10 million in Mineral Exploration Expenditures on the Property. The Tulox Property is subject to a 3% net smelter royalty, which is reduced to 1.2% in the event that the Back-In Right is exercised by Amarc.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Other Property Interests – BC, Yukon, Saskatchewan

Amarc also has a 5% net profits interest ("NPI") in the 46 mineral claims that comprise the Ana Property in Yukon, and a 2.5% NPI in a mineral lease over the Mann Lake Property in Saskatchewan. The Company has no plans to undertake any programs on either of these properties in 2010.

Market Trends

Although there has been periodic volatility in the gold market, the annual average price has increased for the past four years. The average gold price in 2008 was approximately US$872/oz. In response to the global economic uncertainty that began in mid 2008, gold prices increased in 2009 and have, largely, continued to do so since that time. The average price in 2009 was US$974/oz and US$1227/oz in 2010. The average price to February 22 is US$1,361/oz.

Copper prices increased significantly between late 2003 and mid 2008, and then declined in late 2008. The average price in 2008 was approximately US$3.16/lb. Prices began to increase again in 2009 and have continued to do so, overall, in 2010 and 2011, averaging US$2.34/lb in 2009 and US$3.42/lb 2010. The average price in 2011 to February 22 is US$4.91/lb.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3 Selected Annual Information

Not required for interim MD&A.

1.4 Summary of Quarterly Results

The amounts are expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2010	2010	2010	2010	2009	2009	2009	2009
Current assets	$5,301	$2,220	$3,704	$4,650	$4,082	$2,931	$3,023	$3,373
Other assets	31	33	36	38	42	46	49	54
Total assets	5,332	2,253	3,740	4,688	4,124	2,977	3,072	3,427

Current liabilities	1,235	698	255	33	362	683	67	34
Shareholders' equity	4,097	1,555	3,485	4,655	3,762	2,294	3,005	3,393
Total liabilities & shareholders' equity	5,332	2,253	3,740	4,688	4,124	2,977	3,072	3,427

Working capital	4,066	1,522	3,449	4,617	3,720	2,248	2,956	3,339

Expenses
Amortization	3	3	3	4	4	3	6	6
Exploration	2,090	1,610	915	823	1,638	790	196	301
Tax credits received	–	–	–	–	–	(252)	–	(1,435)
Legal, accounting and audit	18	15	21	23	2	5	6	31
Management and consulting	2	1	–	23	1	–	–	2
Office and administration	58	47	44	43	23	46	41	35
Salaries and benefits	147	182	156	108	25	73	106	(97)
Shareholder communication	60	46	34	47	13	25	18	(78)
Travel and conference	26	17	2	31	5	7	6	9
Trust and filing	3	14	1	46	6	7	1	10
Subtotal	2,407	1,935	1,176	1,148	1,717	704	380	(1,217)
Foreign exchange loss (gain)	1	3	(6)	–	(3)	30	13	(6)
Interest income	(4)	(3)	(7)	(5)	(4)	(12)	(4)	(232)
Tax on flow-through shares	18	–	–	–	–	–	–	16
Subtotal	2,422	1,935	1,163	1,143	1,710	722	389	(1,440)
Stock-based compensation	–	–	–	(42)	125	22	33	39
Net loss (income) for the period	$2,422	$1,935	$1,163	$1,101	$1,835	$744	$422	$(1,401)
Unrealized (gain) loss on available-for-sale marketable securities	(15)	(5)	7	3	(5)	5	–	–
Comprehensive loss (income) for the period	$2,407	$1,930	$1,170	$1,104	$1,830	$749	$422	$(1,401)
Basic and diluted net loss (earning) per share	$0.03	$0.02	$0.01	$0.01	$0.03	$0.01	$0.01	$(0.02)

Weighted average number of common shares outstanding (thousands)	87,326	83,839	83,839	83,288	72,839	72,783	72,739	70,684

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5 Results of Operations

During the nine months ended December 31, 2010, the Company incurred a net loss of $5,520,617, compared to a net loss of $3,001,412 for the same period in fiscal 2010. The increase in loss for the period was due primarily to increased exploration expenditures in BC during the current period, compared to the same period of the previous year.

Exploration expenses for the nine months ended December 31, 2010 was $4,614,868, compared to $2,372,792 for the same period in the previous year. This increase was due to an increase in exploration activities in the current period, compared to the same period of the prior year. The major exploration expenditures during the period were for assays and analysis (2011 – $486,307; 2010 – $187,652), drilling (2011 – $778,926; 2010 – $667,925), geological (2011 – $2,140,832; 2010 – $1,057,389), and site activities (2011 – $640,964; 2010 – $239,521). During the current period, there was no cost recovery recorded in respect of mineral exploration tax credit (see section 1.7 below), compared to $252,086 in mineral tax credit received during the same period of the prior year.

Administrative costs for the nine months ended December 31, 2010 also increased in line with the increase in exploration activities, compared to the same period in the previous year. The major administrative costs during the period were for salaries and benefits (2011 – $484,995; 2010 – $203,795), office and administration (2011 – $149,170; 2010 – $110,181), and shareholder communication (2011 – $140,576; 2010 – $56,695).

There was no stock-based compensation expense charged to operations during the nine month period ended December 31, 2010, compared to $179,988 during the same period in the previous year. Stock-based compensation expense in the prior period was mainly due to the amortization of a greater number of options vesting in that prior period.

Interest income decreased to $14,729 for the nine month period ended December 31, 2010, compared to $19,118 for the same period last year, due mainly to lower average cash balances during the nine month period ended December 31, 2010 compared to same period of the prior year.

1.6 Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2010, the Company had working capital of approximately $4.1 million, compared to working capital of $4.6 million at March 31, 2010. A further $4.9 million was raised in the non-flow-through portion of the financing in January 2011. The Company's current working capital is sufficient to fund its known commitments.

The Company will continue to advance its exploration projects by finding the right balance between advancing the projects and preserving its cash.

The Company has no long term debt, capital lease obligations, or any other long term obligations.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

Development of any of the Company's mineral properties will require additional equity and possibly debt financing. As the Company is an exploration stage company, it does not have revenues from operations and, except for interest income earned on its cash and cash equivalents, the Company relies on equity funding for its continuing financial liquidity.

1.7 Capital Resources

The Company has no lines of credit or other sources of financing which have been arranged but are as yet unused.

The Mineral Exploration Tax Credit ("BC METC") initiative was introduced by the BC Government to stimulate new economic activities in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company records receipt of this tax credit as cost recovery which is included in exploration expenses. There was no receipt of tax credit under BC-METC program during the nine months ended December 31, 2010, compared to a receipt of $252,086 during the same period of the previous year. This was due to the timing of disbursement of the tax credit by the relevant government department.

In December 2010, the Company initiated a brokered and non-brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. At December 31, 2010, the flow-through shares were fully paid-up. Funds raised for the non-flow-through portion of the financing were received subsequent to the quarter end, in January 2011. In October 2010, pursuant to the exercise of 5,000,000 share warrants, the Company issued 5,000,000 flow-through shares for aggregate gross proceeds of $500,000.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The required disclosure is provided in note 8 of the accompanying unaudited interim consolidated financial statements as at and for the period ended December 31, 2010.

1.10 Fourth Quarter

Not applicable.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.11 Proposed Transactions

There are no proposed transactions requiring disclosure under this section.

1.12 Critical Accounting Estimates

Not required. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

The required disclosure is provided in note 3 of the accompanying unaudited interim consolidated financial statements as at and for the period ended December 31, 2010.

1.14 Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable, available-for-sale marketable securities, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature.

1.15 Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers without Significant Revenue

(a) capitalized or expensed exploration and development costs;

The required disclosure is presented as a schedule to the unaudited interim consolidated financial statements for the period ended December 31, 2010.

(b) expensed research and development costs;

Not applicable.

(c) deferred development costs;

Not applicable.

(d) general and administration expenses; and

The required disclosure is presented in the unaudited interim consolidated statements of operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2 Disclosure of Outstanding Share Data

The following table details the share capital structure as at February 22, 2011, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number
Common shares			102,728,896
Options	July 19, 2011	$0.70	1,592,200
Options	April 28, 2012	$0.70	70,000
Options	March 30, 2013	$0.51	50,000

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

Internal Controls over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

1.16 International Financial Reporting Standards ("IFRS")

Management of the IFRS Convergence Project

The Company is evaluating its overall readiness to transition from Canadian GAAP to IFRS including the readiness of its staff, Board of Directors, Audit Committee and auditors.

The IFRS convergence project consists of three primary phases, which in certain cases will occur concurrently as IFRS is applied to specific areas:

Phase 1 – Initial Scoping and Impact Assessment Analysis: to isolate key areas that will be impacted by the transition to IFRS. This phase has been completed.

Phase 2 – Evaluation and Design: to identify specific changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statements. This phase is substantially completed.

Phase 3 – Implementation and Review: to execute the changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy

AMARC RESOURCES LTD.
NINE MONTHS ENDED DECEMBER 31, 2010
MANAGEMENT'S DISCUSSION AND ANALYSIS

changes and training programs across the Company's finance and other staff, as necessary. This will culminate in the collection of financial information necessary to compile IFRS compliant financial statements, including embedding IFRS principles in business processes, and Audit Committee review and approval of the financial statements. This stage is in progress.

IFRS 1 – First Time Adoption of International Financial Reporting Standards

IFRS 1, First-time Adoption of International Financial Reporting Standards ("IFRS 1"), sets forth guidance for the initial adoption of IFRS. Commencing for the period ending on June 30, 2011, being the first quarter of the 2012 fiscal year, the Company will restate its comparative fiscal 2011 financial statements for annual and interim periods to be consistent with IFRS. In addition, the Company will reconcile equity and net earnings from the then-previously reported fiscal 2011 Canadian GAAP amounts to the restated 2011 IFRS amounts.

IFRS generally requires that first-time adopters retrospectively apply all IFRS standards and interpretations in effect as at the first annual reporting date. IFRS 1 provides for certain mandatory exceptions and certain optional exemptions to this general principle.

The Company anticipates using the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the transition date; and
  to apply the requirements of IFRS 2, Share-based Payments, to equity instruments granted which had not vested as of the transition date.

Changes to estimates previously made are not permitted. The estimates previously made by the Company under Canadian GAAP will not be revised for application of IFRS except where necessary to reflect any changes resulting from differences in accounting policies.

Other IFRS Considerations

The conversion to IFRS will impact the way the Company presents its financial results. The first financial statements prepared using IFRS, the Company's interim financial statements for the three months ending on June 30, 2011, will include extensive notes disclosing transitional information and disclosure of all new, IFRS-compliant, accounting policies. IFRS requires significantly more note disclosure than Canadian GAAP for certain standards (for example, related party transactions with key management personnel). These increased disclosure requirements will cause the Company to enhance certain financial reporting processes to ensure the sufficient and appropriate data is collected.

The Company has obtained an understanding of IFRS from intensive hands-on training of its finance personnel. Our finance personnel include employees who have experience in preparing financial statements under IFRS.

The Company is currently evaluating the impact of the conversion on its accounting systems and has not determined whether significant changes to its accounting systems are required.

In addition, the Company will evaluate its internal and disclosure control processes as a result of its conversion to IFRS, assess the impacts of adopting IFRS on its contractual arrangements to identify any material compliance issues and consider the impacts the transition will have on its internal planning process and compensation arrangements.